Exhibit 99.16

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended July 31, 2012

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) is dated as of September 13, 2012 and should be read in conjunction with Coastal Contacts Inc.’s (the “Company”, “our”, “we”, “us”, “Coastal” or “Coastal Contacts”) unaudited condensed consolidated interim financial statements and notes thereto for the three and nine months ended July 31, 2012 and with the annual consolidated financial statements and notes thereto and the management’s discussion and analysis included in the Company’s Annual Report for the year ended October 31, 2011.  We prepare our unaudited condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and use Canadian dollars as our reporting currency. Coastal’s fiscal 2011 annual consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”). The unaudited condensed consolidated interim financial statements do not contain all disclosures required by IFRS for annual financial statements.

On September 5, 2012, we completed a consolidation of our common shares whereby two common shares of the Company were exchanged for one new common share of the Company. All references to common shares, average number of common shares outstanding, per share amounts and options have been restated to reflect the common share consolidation on a retroactive basis.

Overview

Founded in the year 2000, Coastal Contacts is the leading online retailer of vision care products worldwide including contact lenses, eyeglasses, sunglasses and vision care accessories.  We serve our customers through our international network of manufacturing, distribution and business facilities.

In 2004, after a successful start-up phase, we completed an initial public offering of our common shares.  From 2004 to 2008 we targeted a significant portion of our investments in various international markets and acquired several businesses in Europe and Asia as part of our strategy to establish a globally diversified business platform. This was compounded by organic growth in a number of target markets.

In 2008, we expanded by launching our glasses business. We started by searching internationally for high quality optical products, then by purchasing in-house blocking, edging and surfacing equipment in order to develop a sophisticated and vertically integrated manufacturing optical laboratory. Our continued effort to grow our in-house manufacturing capabilities has allowed our laboratories to be generally considered amongst the most technologically advanced in the world. We continue to expand our product categories by enhancing our glasses offering with a wide range of high quality, fashionable frames and a variety of lens options, serving all segments of the population. We believe this offering has been well received and has revolutionized the way many consumers purchase glasses. To date, we have manufactured and delivered over 2 million pairs of glasses. We remain focused on expanding the customer base and geographic reach of our glasses business in key markets through innovative marketing campaigns and promotional strategies. We concentrate our efforts on large markets that demonstrate long-term potential returns and constantly explore opportunities in all geographies, including emerging markets.

We continue to leverage our distinct competitive advantage in scale, vertical integration and product offering in our goal to build the planet’s biggest online eyewear company. We have grown our business to approximately 2.3 million orders shipped and $195 million in sales in the twelve months ended July 31, 2012, up from 2.0 million orders shipped and $175 million in sales in the preceding twelve months ended July 31, 2011.

Sales of glasses have grown to $45.3 million in the twelve months ended July 31, 2012 compared to $34.3 million in the preceding twelve month period, an increase of $11.0 million or 32%. The United States continues to be our fastest growing glasses market, with sales increasing by 71% in the third quarter of 2012 compared to the same period in 2011. A significant proportion of our glasses orders continue to be generated by strategic promotional offers used to acquire new customers. Due to the rapid acquisition of new customers, we have successfully grown our diversified international base of vision corrected customers to 4.1 million, up from 3.3 million as at July 31, 2011, primarily driven by a 39% increase in North American customers.

During the quarter, we achieved numerous operating highlights, including the following:

•                  Surpassed $1.0 billion in aggregate sales since 2000.

•                  Delivered approximately 1 million pairs of glasses in the last twelve months.

•                  Launched a website in Brazil to capitalize on an attractive emerging market and growth opportunity.

•                  Began investing in a second full surfacing line which, once completed, is designed to expand our capacity and accommodate increased order volume for progressive lenses and prescription sunglasses which produce higher average revenue per order and profit margins compared to single vision glasses.

•                  Expanded our product selection of both our in-house designer brands and key fashion designer brands.

•                  Experienced record traffic on our US based Coastal.com website and continued to invest in the underlying website infrastructure and design to improve the customer experience.

•                  Achieved significant improvements in our Net Promoter Scores (“NPS”) across all regions and product categories and believe we are the NPS leader in the majority of the markets we serve. This was achieved by focusing on award winning customer service, delivering superior customer value, providing fast and reliable delivery, and building strong brands.

We believe our online glasses business is well positioned in the early stage category. During the quarter, we shifted from a broad based customer adoption strategy in multiple markets to a focused approach in key markets such as Canada, Sweden and the United States. This strategic shift has proven to be an effective method of establishing market leadership positions.

Our Canadian glasses business remains strong. During the third quarter, our strategy was to increase average order value in Canada and focus on re-order revenues that generate higher profit margins. The combination of this effect resulted in a 60% increase in glasses average order size in Canada during the third quarter of 2012 compared to the same period in 2011. This reinforces our focus on customer acquisition investment in key markets, in particular the United States and certain European regions.

We continue to invest heavily in the United States to pursue our existing strategy of acquiring new customers. United States glasses sales increased by 71% in the third quarter of fiscal 2012, primarily on unit growth, compared to the same period in 2011. Glasses shipments to the United States increased by 77% in the third quarter of 2012 compared to the third quarter of 2011 and represented approximately 51% of total pairs of glasses shipped in the quarter. As we continue to invest and grow the glasses business, we believe that encouraging consumers to adopt our product offering will help grow awareness which should result in organic growth.

During the quarter, our glasses sales decreased by $0.4 million to $11.5 million, a decrease of 3% when compared to the same period in 2011. We shipped 247,697 pairs of glasses, a decrease of 6% compared to the same period last year when we shipped 262,868 pairs of glasses, with a significant number of our orders coming from promotional offers used to acquire new customers which are characterized by lower average order sizes. Overall, average order values for glasses increased compared to the same period in 2011 due to significant progress in certain markets such as Canada. Our in-house designer brands of glasses such as Derek Cardigan, Kam Dhillon and Ltede remain popular and represented over 70% of frames shipped during the quarter.

The overall revenue decrease in our glasses business was primarily attributable to our European glasses business where we consciously reduced marketing spend in the majority of markets outside of Sweden. In Europe, we chose to concentrate resources around new glasses customers in Sweden which experienced both an increase in glasses revenue and units shipped during the quarter compared to the same period in 2011. All other European markets experienced declines in revenues and units shipped during the quarter compared to the same period in 2011.

During the third quarter of fiscal 2012, our contact lens sales increased by $1.1 million to $38.8 million, an increase of 3% when compared to the same period in 2011. Sales of Splash™, our proprietary brand in contact lenses, represented over 6% of total contact lens units shipped during the quarter. Our contact lens business continues to generate predictable revenues from returning customers, producing strong margins and operating cash to fund investments in our glasses business.

Sales for the three months ended July 31, 2012 were $50.3 million generated by 583,728 shipped orders compared to $49.6 million in sales and 624,530 shipped orders during the three months ended July 31, 2011, an increase of $0.7 million or 1% in sales and decrease of 7% in orders shipped. Average order size grew to $86.21 from $79.40, representing an increase of 9%, for the three months ended July 31, 2012 compared to the same period in 2011.

Results of Operations including Selected Supplemental and Segmented Information — for the three and nine months ended July 31, 2012 compared to the three and nine months ended July 31, 2011

($000’s) except Orders Shipped and Average Order	Three months ended July 31,		Nine months ended July 31,
Size	2012	2011	2012	2011
Contact Lens Sales	38,783	37,646	111,349	105,760
Glasses Sales	11,541	11,943	34,036	28,306
Total Sales	50,324	49,589	145,385	134,036

Gross profit	21,426	21,107	61,255	56,745
Gross profit - %	43%	43%	42%	42%

Foreign exchange (gains) losses	750	(336)	588	(330)

Loss before income taxes	(1,919)	(1,101)	(2,028)	(3,937)

Net loss	(1,861)	(1,485)	(2,229)	(3,799)

Adjusted EBITDA(1)	(148)	(375)	1,826	884

Total Orders Shipped(2)	583,728	624,530	1,694,686	1,592,470

Average Order Size(2)	$86.21	$79.40	$85.79	$84.17

Total sales increased by $0.7 million or 1% in the third quarter of fiscal 2012 to $50.3 million (583,728 orders shipped) from $49.6 million (624,530 orders shipped) in the third quarter of fiscal 2011. More specifically, sales increased 9% due to an increase in average order size from $79.40 in the third quarter of 2011 to $86.21 in the same quarter in 2012, and sales declined 7% due to a reduction in shipped orders and decreased by 1% due to changes in foreign currency rates. Our contact lens business generated $38.8 million of sales during the third quarter of fiscal 2012, an increase of $1.1 million or 3%, from $37.6 million in the same period last year. Our glasses business generated $11.5 million of sales during the third quarter of fiscal 2012, a decrease of $0.4 million or 3%, from $11.9 million in the same period last year. Total sales to customers in the United States increased by 28% in the third quarter of fiscal 2012 compared to the same period in 2011 propelled by a 71% increase in glasses sales over the comparative period.

(1)  Adjusted EBITDA is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Non-Supplemental IFRS Measures and Definitions for further information and a reconciliation of net earnings to Adjusted EBITDA.

(2)  Total Orders Shipped and Average Order Size are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures and Definitions for further information.

Total sales increased by $11.3 million or 8% in the first nine months of fiscal 2012 to $145.4 million (1,694,686 orders shipped) from $134.0 million (1,592,470 orders shipped) in the first nine months of fiscal 2011.  More specifically, sales volume grew 6% due to an increase in shipped orders, while our average order size increased 2% from $84.17 to $85.79, for the first nine months of fiscal 2012 compared to the same period in 2011; exclusive of a nominal foreign exchange rate effect. Our contact lens business generated $111.3 million of sales in the first nine months of fiscal 2012, an increase of $5.6 million or 5%, from $105.7 million in the same period last year. Our glasses business generated $34.1 million of sales during the first nine months of fiscal 2012, an increase of $5.8 million or 20%, from $28.3 million in the same period last year. The number of pairs of glasses we shipped grew 27% in the first nine months of fiscal 2012 to 706,429 from 556,627 in the same period in 2011. Total sales in Canada increased by 23% in the first nine months of fiscal 2012 compared to the same period in 2011, with glasses and contact lens sales benefiting from our strong brand awareness, increasing 11% and 29%, respectively, over the comparative period.

Gross profit was $21.4 million or 43% in the three months ended July 31, 2012 compared to $21.1 million or 43% during the same period in 2011. For the nine months ended July 31, 2012, gross profit was $61.3 million compared to $56.7 million in 2011 and as a percentage of sales it was constant at 42% in both nine month periods. We experienced gross margin expansion in our glasses business driven by increases in our re-order revenue from existing customers which were characterized by higher average order sizes.

Our method of calculating gross margin changed as a result of our transition to International Financial Reporting Standards (IFRS) and we have adjusted comparable periods to reflect the current method. We have reclassified costs associated with our call centre operations to selling and marketing expenses and we have reclassified expenses relating to the fulfillment of our products, such as shipping, warehouse personnel and freight-out to operating costs. Finally, we have reclassified the depreciation and amortization of assets to the respective activity in which the assets are used. These changes better reflect the functions within the business thereby providing more transparency to readers of our financial statements.

Fulfillment expenses were $5.1 million or 10% of sales during the three months ended July 31, 2012, compared to $4.7 million or 9% of sales during the same period in 2011. The increase in fulfillment expenses was related to our efforts to reduce delivery times to exceed our customers’ expectations. In the nine months ended July 31, 2012, fulfillment expenses remained consistent at 10% of sales or $14.0 million, compared to $13.1 million during the same period in 2011.

Selling and marketing expenses as a percentage of sales decreased during the three months ended July 31, 2012 to 24% of sales or $12.2 million compared to 25% of sales or $12.6 million during the same period in 2011. In the nine months ended July 31, 2012, we reduced selling and marketing expenses to 23% of sales or $33.5 million compared to 24% of sales or $32.0 million during the same period in 2011. The relative decrease in selling and marketing expenses as a percentage of sales was primarily the result of our efforts to refocus marketing and promotional activities to channels which we believe are more effective, thereby reducing our customer acquisition costs.

During the three months ended July 31, 2012, general and administration expenses decreased from 11% to 10% as a percentage of sales compared to the same period in 2011, remaining consistent at $5.2 million during both quarters. In the nine months ended July 31, 2012, general and administration expenses decreased to 10% of sales or $14.9 million compared to 12% of sales or $15.8 million during the same period in 2011. There was $2.3 million of one-time professional fees and accrued severance costs in the 2011 comparative figures.  This accrual is in relation to management changes in our European business. When normalized for these costs, general and administration expenses remained constant at 10% of sales during the comparable periods.

Our income tax expense decreased to a recovery of $0.01 million in the third quarter of 2012 compared to $0.4 million expense during the same period in 2011. Our income tax rates, as a percentage of taxable earnings in the countries in which we generate taxable earnings, decreased in the third quarter of fiscal 2012 compared to the same period of fiscal 2011 due to lower taxable income in certain jurisdictions where we are taxable. Certain operations generate taxable earnings and in certain jurisdictions we have incurred tax losses historically that can be applied against current and future taxable earnings to reduce our tax liability on those earnings. We have taken a valuation allowance against these deferred tax assets. Consequently, our consolidated tax expense, as a percentage of earnings before income taxes, will vary from quarter to quarter in line with the mix of net earnings within each taxable jurisdiction.

Liquidity and Capital Resources

At July 31, 2012 we had cash and cash equivalents of $15.4 million, compared to $16.9 million at October 31, 2011.

Cash generated from operations was $1.0 million during the nine months ended July 31, 2012 compared to $1.4 million during the same period in 2011. We generated cash from earnings after adjustments for non-cash items of $0.6 million and $0.4 million from changes in non-cash working capital items as increases in accounts receivable and prepaid expenses and decreases in accounts payable and accrued liabilities were offset by reductions of inventory. We expect cash flows from changes in working capital to vary from quarter to quarter due to the timing of ordinary course receipts and payments.

Cash used for investing activities was $2.3 million for the nine months ended July 31, 2012 compared to $3.4 million during the same period in fiscal 2011. During the nine months ended July 31, 2012, we expanded our investments in our glasses production facilities as well as our information technology infrastructure.

We believe that existing available cash, operating facilities, and operational cash flow will be sufficient to support our capital expansion plans, share purchases and operations through to the end of July 31, 2013.  We are actively expanding our product offerings, assessing capital financing alternatives, assessing strategic opportunities, and considering strategic acquisitions.  We may seek additional sources of funds to support our capital expansion or for accelerated growth, acquisitions of companies or assets or other activities, and there can be no assurance that such funds will be available on satisfactory terms or at all. Failure to obtain such financing could delay or prevent our planned growth, which could adversely affect our business, financial condition and results of operations.

Financial Instruments

Coastal, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments:  credit risk, market risk, and liquidity risk.  The following analysis provides a measurement of risks as at July 31, 2012.  The board of directors reviews with management the principal risks affecting Coastal and the systems that have been put in place to manage these risks.

Credit risk

Coastal’s principal financial assets are cash and cash equivalents and trade and other receivables, which represent Coastal’s exposure to credit risk in relation to financial assets.

Coastal’s credit risk is low as trade and other receivables are primarily due from financial intermediaries who process payments on behalf of credit card companies with which we have relationships.  The amounts disclosed in the balance sheets are net of allowances for bad debts, estimated by Coastal’s management based on prior experience and their assessment of the current economic environment.

The credit risk on cash and cash equivalents is less because the counterparties are banks and corporations with high credit-ratings assigned by international credit-rating agencies.  Coastal does not have financial assets that are invested in asset backed commercial paper.

Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect Coastal’s income or the value of the financial instruments held.

Coastal’s functional currencies are the Canadian Dollar (“CAD”), the Swedish Krona (“SEK”) and the Australian Dollar (“AUD”). Coastal is exposed to fluctuations in the U.S. Dollar (“USD”), the SEK, the Norwegian Kroner (“NOK”), the European Union Euro (“EURO”) and AUD relative to these functional currencies.  Coastal has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest rate risk

Coastal’s policy is to invest cash and cash equivalents at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for Coastal.  Fluctuations in interest rates impact on the value of cash equivalents.  Coastal’s exposure to interest rate risk is limited, as Coastal’s interest bearing financial liabilities have fixed interest rates.

Liquidity risk

Coastal’s objective is to have sufficient liquidity to meet liabilities when due.  Coastal monitors its cash balances and cash flows generated from operations to meet requirements.  All of the accounts payable at July 31, 2012 are due within sixty days.

Fair values

Coastal’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, provisions, finance lease obligations and operating line of credit.   The carrying value of cash and cash equivalents, trade and other receivables, trade and other payables and provisions approximates their fair value due to the immediate or short term maturity of these financial instruments.

The finance lease obligation and operating line of credit have been recorded at amortized cost. Based on current market borrowing rates, the carrying values approximate the fair values.

Critical Accounting Estimates

Coastal prepares its consolidated financial statements in accordance with IFRS.  The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of sales and expenses during the reporting period. Estimates are based upon historical experience and other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an on-going basis and form the basis for making decisions regarding the carrying value of assets and liabilities and the reported amount of sales and expenses.  Actual results may differ from these estimates under different assumptions.

There were no changes in our critical accounting estimates from those disclosed in our MD&A for the fiscal year ended October 31, 2011.

Transition to International Financial Reporting Standards

Coastal adopted IFRS for the 2012 fiscal year as required by the CICA Accounting Standards Board.  The financial statements, including the fiscal 2011 comparative figures are prepared in accordance with IFRS and IAS 34, Interim Financial Reporting.  Reconciliations prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards are provided in note 11 of the unaudited condensed consolidated interim financial statements. The transition to IFRS did not result in a material impact on the Coastal’s business functions or activities.

Coastal’s significant accounting policies under IFRS are summarized in note 3 of the January 31, 2012 unaudited condensed consolidated interim financial statements and are substantively unchanged from the policies under previous Canadian Generally Accepted Accounting Principles (CGAAP).

The consolidated statement of financial position discloses Coastal’s assets, liabilities and equity at the transition date, November 1, 2010.  IFRS 1, First-time Adoption of International Financial Reporting Standards requires that all applicable changes be applied retrospectively, other than available exemptions for first time adopters of IFRS. Coastal has chosen to use the following available exemptions:

Exemption	Conclusions
Business combinations	Business combinations previously accounted for under CGAAP was not restated. Coastal has elected to apply the provisions of IFRS 3, Business Combinations prospectively from the date of transition.
Share-based payments

Coastal has elected to apply IFRS 2, Share-Based Payments only to unvested equity instruments at the transition date. At the date of transition, the unvested share purchase options were revalued and resulted in a decrease to share-based payment reserve and decrease to deficit of $0.05 million.

Leases	Coastal has applied the exemption in the transitional provisions in IFRIC 4, Determining whether an Arrangement contains a Lease when applying IAS 17 — Leases retrospectively.
Cumulative translation differences

Coastal has elected to reset the cumulative foreign currency translation balance to zero by adjusting the opening deficit on the date of transition. At the date of transition, the reclassification increased the deficit by $3.8 million.

In preparing the consolidated financial statements for the quarter ended July 31, 2012, Coastal has restated the comparative figures for the quarter ended July 31, 2011, previously reported under CGAAP.  The effect of this restatement on Coastal’s financial results for the quarter ended July 31, 2011 was to decrease share-based payments expense and increase net earnings and comprehensive earnings by $70,000. For the nine months ended July 31, 2012, the effect of this restatement on Coastal’s financial results was to decrease share-based payments expense and increase net earnings and comprehensive earnings by $168,000. Cash flows from operations were unaffected by the restatement.

When preparing the consolidated financial statements for the year ending October 31, 2012, Coastal will restate the comparative figures for the year ended October 31, 2011 previously reported under CGAAP.  The effects of this restatement on Coastal’s 2011 financial results are anticipated to decrease share-based payments expense and increase net earnings and comprehensive earnings by $0.2 million.  Previously reported cash flows will not be affected by this restatement.

As a key performance indicator, EBITDA provides a basis to evaluate Coastal’s operating performance, its ability to incur and service debt and fund capital expenditures.  EBITDA amounts for 2011 and subsequent periods will not be affected by the transition to IFRS.

Financial statements prepared under IFRS reflect certain presentation changes from the presentation under CGAAP.  A new financial statement, the consolidated statement of changes in equity, has been added and presents changes in equity during the reporting period.  Expenses on the statement of comprehensive earnings have been classified by function as management believes this is the most relevant and reliable presentation of expenses.

The information provided in this MD&A and in the unaudited condensed consolidated interim financial statements with respect to the transition to IFRS reflects current views, assumptions and expectations.  Circumstances may arise, such as changes to IFRS standards, before the consolidated financial statements as at October 31, 2012 are prepared.  Consequently, final accounting policy decisions for all standards and exemptions in effect at the date of transition will be made during the preparation of the consolidated financial statements as at the fiscal year end of October 31, 2012.

Future Accounting Policies

Leases

As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board (“FASB”) issued in 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue a re-exposed draft in 2012.

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2013 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Presentation of Financial Statements

Amendments to IAS 1, Presentation of Financial Statements retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of “control,” which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to net earnings or shareholders’ equity, but is expected to result in certain presentation related changes.

Fair value measurement

IFRS 13, Fair Value Measurement establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRSs require or permit fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2, Share-based Payment and leasing transactions within the scope of IAS 12, Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2, Inventories or value in use under IAS 36, Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

Financial instruments

IFRS 9, Financial Instruments was issued in November 2009 and covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

This standard has an effective date of January 1, 2015 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2015 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Common Shares

As at September 13, 2012, after effecting the two-for-one share consolidation, we had 28,430,745 common shares outstanding and we had outstanding options to purchase 2,492,834 common shares.

Quarterly Financial Information

(in $000’s, except per share amounts)

Quarter	July 31, 2012	Apr. 30, 2012	Jan. 31, 2012	Oct. 31, 2011	July 31, 2011	Apr. 30, 2011	Jan. 31, 2011	Oct. 31, 2010
ended	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	CGAAP

Sales	50,324	48,212	46,849	50,061	49,589	43,835	40,612	40,485

Adjusted EBITDA(3)	(148)	949	1,025	460	(375)	979	280	2,017

Foreign exchange (gain) loss	750	(232)	70	179	(336)	(151)	157	(173)

Management change costs	—	—	—	—	—	—	2,335	273

Net earnings (loss)	(1,861)	(242)	(196)	(905)	(1,485)	68	(2,382)	1,441

Weighted average # of shares — basic (000’s)	28,336	28,210	28,134	27,990	27,705	27,573	27,709	28,408

Weighted average # of shares — diluted (000’s)	28,336	28,210	28,134	27,990	27,705	28,632	27,709	28,939

Basic earnings (loss) per share	(0.07)	(0.01)	(0.01)	(0.03)	(0.06)	0.00	(0.09)	0.05

Diluted earnings (loss) per share	(0.07)	(0.01)	(0.01)	(0.03)	(0.06)	0.00	(0.09)	0.05

Seasonality may impact our sales distribution throughout the year.  Our sales are generally stronger during the spring, summer and fall months.  Our industry generally experiences lower sales and profits during the holiday season as we believe that customers choose to divert discretionary funds towards holiday purchases.

(3)  Adjusted EBITDA is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Non-Supplemental IFRS Measures and Definitions for further information and a reconciliation of net earnings to Adjusted EBITDA.

Related Party Transactions

As at July 31, 2012, there were three promissory notes outstanding, ranging in value from approximately $20,000 to $100,000 and totaling $150,000. Accumulated interest totals approximately $50,000. These loans are payable on demand and bear interest at a rate of 5% per annum. The debtors are personally liable for the amounts owed. Coastal did not have any loans outstanding to its Chief Executive Officer (“CEO”), its Chief Financial Officer (“CFO”) or any of its directors as at July 31, 2012.

Contingent Liability

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our on-going operating results, liquidity or financial position.

Off-Balance Sheet Arrangements

Coastal does not have any off-balance sheet arrangements as defined by applicable securities rules in Canada as at July 31, 2012 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Critical Suppliers

We currently purchase significant amounts of inventory from a limited number of major suppliers.  We believe that alternative suppliers are available should those suppliers refuse or be unable to provide us with products.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

During the third quarter of 2012, management did not make changes to its system of internal controls that materially affect internal controls over financial reporting.

Supplemental Non-IFRS Measures and Definitions

Our reorder rate is defined as the percentage of orders in the quarter shipped to customers that we estimate have ordered from us in the past.

We report our results in accordance with IFRS, however, we also present Adjusted EBITDA as we believe that our investors may use these figures to make more informed investment decisions about us.

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.   Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis.   Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, depreciation and amortization, share-based payments expense, foreign exchange gain or loss, and management change costs.

The following table provides a reconciliation of net earnings to adjusted EBITDA:

	For the three months ended July 31,		For the nine months ended July 31,
($000’s)	2012	2011	2012	2011

Net loss	(1,861)	(1,485)	(2,299)	(3,799)

Depreciation and amortization	752	747	2,190	2,006
Interest expense, net	98	75	329	210
Income tax expense (recovery)	(58)	384	271	(138)
Share-based payments expense	171	240	747	600
Foreign exchange (gain) loss	750	(336)	588	(330)
Management change costs	—	—	—	2,335
Adjusted EBITDA	(148)	(375)	1,826	884

Caution Regarding Forward-looking statements, risks and assumptions

All statements made in this management’s discussion and analysis, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects”, and similar expressions typically are used to identify forward-looking statements.   Examples of such forward-looking statements within this document include statements relating to: our perception of the contact lens and glasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products and supplies, or the terms under which we may procure our products and supplies; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, an expansion of our customer base and geographic reach, ability to fill and ship orders in a timely manner and ability to achieve greater marketing efficiency, or similar statements; our ability to increase production; our plans for capital expenditures; our relationships with suppliers; our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; growth in the markets in which we operate; the effects of seasonality; sufficiency of cash flows; and our perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate.   Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking statements or information contained in this MD&A include, among others: that we will maintain our position in the markets in which we operate in and expand into other markets in a favourable manner; that we will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support our business and new product lines, including our glasses business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which we operate; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel.  The foregoing list of assumptions is not exhaustive.

Persons reading this MD&A are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors.  These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; our ability to implement our business strategies; competition; limited suppliers; inventory risk; disruption in our distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products we sell; competition and dependence on the internet and other risks detailed in our filings with the Canadian and Swedish securities regulatory authorities. Reference should be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form on SEDAR (www.sedar.com) for a detailed description of the risks and uncertainties relating to our business.  These risks, as well as others, could cause actual results and events to vary significantly.  Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  These forward-looking statements are made as of the date of this MD&A and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.

Additional Information

Additional information relating to Coastal, including Coastal’s most recently filed Annual Information Form, dated December 14, 2011, can be found on SEDAR at www.sedar.com.